UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Molecular Insight Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

60852M104
(CUSIP Number)

Carole Siegel
Savitr Capital, LLC
One Market Plaza  Steuart Tower, Suite 1400
San Francisco, CA  94105
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)
_____________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60852M104		13D	Page 2 of 8 Pages
1	names of reporting persons Savitr Capital, LLC
2	check the appropriate box if a member of a group*		(a) [ ] (b) [X]
3	sec use only
4	source of funds* OO
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)			☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power -0-
	8	shared voting power 2,664,563
	9	sole dispositive power -0-
	10	shared dispositive power 2,664,563
11	aggregate amount beneficially owned by each reporting person 2,664,563
12	check box if the aggregate amount in row (11) excludes certain shares* -0-			☐
13	percent of class represented by amount in row (11) 10.5%
14	type of reporting person* IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 60852M104		13D	Page 3 of 8 Pages
1	names of reporting persons Beaver Creek Fund, LTD
2	check the appropriate box if a member of a group*		(a) [ ] (b) [X]
3	sec use only
4	source of funds* OO
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)			☐
6	citizenship or place of organization Cayman Islands
number of shares beneficially owned by each reporting person with	7	sole voting power -0-
	8	shared voting power 2,664,563
	9	sole dispositive power -0-
	10	shared dispositive power 2,664,563
11	aggregate amount beneficially owned by each reporting person 2,664,563
12	check box if the aggregate amount in row (11) excludes certain shares* -0-			☐
13	percent of class represented by amount in row (11) 10.5%
14	type of reporting person* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 60852M104		13D	Page 4 of 8 Pages
1	names of reporting persons Beaver Creek Intermediate Fund, LTD
2	check the appropriate box if a member of a group*		(a) [ ] (b) [X]
3	sec use only
4	source of funds* OO
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)			☐
6	citizenship or place of organization Cayman Islands
number of shares beneficially owned by each reporting person with	7	sole voting power -0-
	8	shared voting power 2,664,563
	9	sole dispositive power -0-
	10	shared dispositive power 2,664,563
11	aggregate amount beneficially owned by each reporting person 2,664,563
12	check box if the aggregate amount in row (11) excludes certain shares* -0-			☐
13	percent of class represented by amount in row (11) 10.5%
14	type of reporting person* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 60852M104		13D	Page 5 of 8 Pages
1	names of reporting persons Andrew Midler
2	check the appropriate box if a member of a group*		(a) [ ] (b) [X]
3	sec use only
4	source of funds* PF
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)			☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power -0-
	8	shared voting power 2,664,563
	9	sole dispositive power -0-
	10	shared dispositive power 2,664,563
11	aggregate amount beneficially owned by each reporting person 2,664,563
12	check box if the aggregate amount in row (11) excludes certain shares* -0-			☐
13	percent of class represented by amount in row (11) 10.5%
14	type of reporting person* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 60852M104	13D	Page 6 of 8 Pages

Item 1 Security and Issuer:

This statement on Schedule 13D relates to the common stock of Molecular Insight Pharmaceuticals, Inc.  The principal executive offices of the Issuer are located at 160 Second Street, Cambridge MA 02142.

Item 2 Name of Persons Filing:

This statement is filed by and on behalf of (i) Savitr Capital, LLC (Savitr Capital), (ii) Beaver Creek Fund, Ltd. (BCF), (iii) Beaver Creek Intermediate Fund, Ltd. (BCIF), and (iv) Andrew R. Midler (Midler).

Savitr Capital principally serves as an investment adviser and/or manager to other persons; Savitr Capital may be deemed to control shares owned and/or held by and/or for the account of and/or benefit of other persons. Midler is the beneficiary of BCF and BCIF and the managing member of  Savitr Capital.  Midler may be deemed to beneficially own shares owned and/or held by and/or for the accounts of the others.

Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

Item 2(b)  Business address:

The address of the principal business office of each of the reporting persons is One Market Plaza, Steuart Tower, Suite 1400, San Francisco, CA 94105.

Item 2(c) Principal Business or Occupation:

Investment Advisory and Management Services

Item 2(d) Criminal Proceedings:

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the person controlling the Reporting Persons or the directors or executive officers of Savitr Capital, was a party to a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Item 2(e) Civil Proceedings:

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the person controlling the Reporting Persons or the directors or executive officers of Savitr Capital, was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Item 2(f) Citizenship:

The citizenship of Midler and Savitr Capital is the United States.  BCF and BCIF are Cayman Island entities.

Item 3 Source and Amount of Funds or Other Consideration:

The amount of fund is $45,000,000.  The funds are personal funds.

Item 4 Purpose of Transaction:

An investment agreement dated 12/9/10 was presented by Savitr Capital, LLC to provide additional funds to the Issuer and obtain addition shares of the stock.  The offer was to provide funds in exchange for 90 percent of the outstanding shares depending on the replacement of $195 million of existing bonds with $90 million of secured notes. This offer is so that Issuer could continue with the product development without the restricting financial covenants. The Issuer filed bankruptcy and Savitr Capital filed an amended investment agreement on February 3, 2011.

Item 5 Interest in Securities of Issuer:

Item 5 (a) Savitr Capital, BCF, BCIF, and Midler owns 2,664,563 shares of common stock of the Issuer which represents approximately 10.5% of the total number of outstanding shares of the common stock. Outstanding shares on 8/24/09 were 25,243,077.  This is based on the information found in the Form S-3 filed on 8/28/09.
Item 5 (b) Midler has the sole power to vote all shares.
Item 5 (c) There have been no transactions by Savitr Capital, BCF, BCIF and/or Midler within the last sixty days.
Item 5 (d) No other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of such securities.

Item 6 Contracts, Arrangements, Understands or Relationships with Respect to Securities of the Issuer:

Currently there is an Investment Management Agreement with the Issuer that has been filed with the United States Bankruptcy Court For The District of Massachusetts (Eastern Division).

Item 7 Materials to be filed as Exhibits:

Investment Agreement
Second Amendment to the Investment Agreement

CUSIP No. 60852M104	13D	Page 7 of 8 Pages

      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 2011

SAVITR CAPITAL, LLC

By: /s/ Andrew Midler
Title: Managing Member

BEAVER CREEK FUND LTD.

By: /s/ Andrew Midler
Title: Director

BEAVER CREEK INTERMEDIATE FUND LTD.

By: /s/ Andrew Midler
Title: Director

/s/Andrew Midler
Andrew Midler

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G and/or 13D (including any and all amendments thereto) with respect to Shares of Common Stock, par value $0.01 per share, of Molecular Insight Pharmaceuticals, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and/or 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

    IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 24, 2011.

SAVITR CAPITAL, LLC

By: /s/ Andrew Midler
Title: Managing Member

BEAVER CREEK FUND LTD.

By: /s/ Andrew Midler
Title: Director

BEAVER CREEK INTERMEDIATE FUND LTD.

By: /s/ Andrew Midler
Title: Director

/s/ Andrew Midler
Andrew Midler